ANDERSON MŌRI & TOMOTSUNE

IZUMI GARDEN TOWER
6-1, ROPPONGI 1-CHOME, MINATO-KU
TOKYO 106-6036, JAPAN

TEL: (03) 6888-1000
http://www.andersonmoritomotsune.com

BEIJING OFFICE
BEIJING FORTUNE BUILDING, ROOM 709
NO. 5, DONG SAN HUAN BEI LU
CHAO YANG QU, BEIJING 100004
PEOPLE'S REPUBLIC OF CHINA
TEL: 86 (10) 6590-9060
FAX: 86 (10) 6590-9062

[redacted]

File No. 82-34673
July 3, 2008

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

Nomura Research Institute, Ltd. - 12g3-2(b) Exemption

Ladies and Gentlemen:

In connection with the exemption of Nomura Research Institute, Ltd. (the "Company") as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we, on behalf of the Company, hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

1. Press release dated June 16, 2008 and entitled "NRI Announces the Completion of Treasury Stock Acquisition (Acquisition of Own Stock in Accordance with the Requirements of Article 459-1 of Japan's Company Law)";

2. Notice of Resolutions of the 43rd Ordinary General Meeting of Shareholders dated June 20, 2008;

3. Press release dated June 20, 2008 and entitled "Notice Concerning Allocation of Stock Options (Stock Acquisition Rights)";

4. Press release dated June 23, 2008 and entitled "Items Concerning Parent Companies"; and

5. Brief Description of Japanese Language Documents.

dlw 7/8

If you have any questions or requests for additional information, please do not hesitate to contact Akiko Kimura or Hironori Shibata of Anderson Mori & Tomotsune, Japanese counsels to the Company, with offices at Izumi Garden Tower, 6-1, Roppongi 1-chome, Minato-ku, Tokyo 106-6036, Japan (telephone +813-6888-1182, facsimile +813-6888-3182).

Very truly yours,

Hironori Shibata

Enclosure

NEWS RELEASE

NRI Announces the Completion of Treasury Stock Acquisition (Acquisition of Own Stock in Accordance with the Requirements of Article 459-1 of Japan's Company Law)

June 16, 2008
Nomura Research Institute, Ltd.

The Board of Directors of Nomura Research Institute, Ltd. (NRI) resolved on May 13, 2008 to acquire treasury stock in accordance with the requirements of Article 459-1 of the Japan's Company Law. NRI announced today that treasury stock has been acquired as described below, completing the acquisition of treasury stock on this occasion.

1. Type of stock acquired:	NRI common stock
2. Number of shares acquired:	4,645,700 shares
3. Cost of shares acquired:	¥11,869,446,000
4. Period of acquisition:	May 14, 2008 to June 13, 2008
5. Method of acquisition:	Purchased on the Tokyo Stock Exchange

Notes:
Conditions of the May 13, 2008 Board of Directors resolution

1. Type of stock to be acquired:	NRI common stock
2. Maximum number of shares to be acquired:	7 million shares (Percentage of total shares issued, excluding treasury stock: 3.52%)
3. Maximum investment in this acquisition of stock:	¥15 billion
4. Acquisition period:	May 14, 2008 to June 13, 2008

[For general inquiries, please contact:]
Shin Ueoka, Investor Relations Department
Tel: +81-3-6660-8390
E-mail: : ir@nri.co.jp

To List of Press Releases

[Summary Translation]

June 20, 2008

TO OUR SHAREHOLDERS:

Nomura Research Institute, Ltd.
6-5, Marunouchi 1-chome
Chiyoda-ku, Tokyo
Japan

Akihisa Fujinuma
President, CEO & COO

<u>Notice of Resolutions of the 43rd Ordinary General Meeting of Shareholders</u>

This is to inform you that, at the Company's 43rd Ordinary General Meeting of Shareholders held today, reports and resolutions were made as described below.

Particulars

Matters reported: Presentation of the content of business report and consolidated and non-consolidated financial statements for fiscal year 2007 from April 1, 2007 through March 31, 2008, and report on results of audit of consolidated financial statements by the accounting auditors and the Board of Corporate Auditors.

Reported.

Matters resolved:

Agendum No. 1: Election of 11 Directors

Approved as proposed.

Agendum No. 2: Election of a Corporate Auditor

Approved as proposed.

[Translation]

June 23, 2008

To whom it may concern:

Nomura Research Institute, Ltd.
Akihisa Fujinuma
Chairman and President, CEO & COO
(TSE First Section Ticker Code No. 4307)

Items Concerning Parent Companies

This is to advise you of the items concerning parent companies of the Company as set forth below:

1. Corporate Name and Other Information of the Parent Companies

(As of March 31, 2008)

Parent Company	Attribute	Percentage of Voting Rights held by the Parent Company	Stock Exchanges on which the Shares of the Parent Company are Listed
Nomura Holdings, Inc.	Other company, in case the listed company is an affiliate of other company	37.7% (31.1%)	Tokyo Stock Exchange Osaka Securities Exchange Nagoya Stock Exchange Singapore Exchange New York Stock Exchange
Nomura Asset Management Co., Ltd.	Other company, in case the listed company is an affiliate of other company	21.8%	N/A

(Note) Ratio of indirect shareholding by the parent company is shown in parentheses in the column "Percentage of Voting Rights held by the Parent Company".

Nomura Holdings, Inc. and Nomura Asset Management Co., Ltd. are "other related companies" of the Company.

2. Corporate Name of the Parent Company deemed to have Most Impact on the Listed Company and Reason thereof.

(Corporate Name) Nomura Holdings, Inc.

(Reason) Nomura Holdings, Inc. is a wholly owning parent company of Nomura Asset Management Co., Ltd. It holds 37.7% voting rights of the Company (including 31.1% indirect holding, 21.8% of which is holding through Nomura Asset Management Co., Ltd.). For this reason, Nomura Holdings, Inc. is a company

within the group which holds shares of the Company, holding more voting rights of the Company including indirect holding, and its affiliates (JAFCO Co., Ltd., etc.) also hold 8.1% voting rights of the Company.

3. Position of the Listed Company in the Corporate Group consisting of Parent Companies and its Relationship with other Listed Companies and Parent Companies

Nomura Holdings, Inc. holds 37.7% voting rights (including 31.1% indirect holding) of the Company.

Nomura Holdings, Inc. and its subsidiaries are important clients accounting for over 30% of the Company's sales amount. Changes in financial condition and revisions, etc. in information system strategies made by Nomura Holdings, Inc. and its subsdiaries may have significant impacts on the performance of the Company group. Furthermore, in order to maintain a continuous and stable transaction relationship, 53 employees of the Company group are temporarily being transferred to Nomura Holdings, Inc. and its subsidiaries. With respect to the business transactions between Nomura Holdings, Inc. and its subsidiaries, transaction conditions are determined for each transaction upon individual negotiation. Besides, in terms of transactions it is fundamentally set that the transactions other than business transactions shall have the same conditions as those applied for general companies.

With repect to personnel relations, a Director of the Company is concurrently serving as an officer (Outside Director in a company with committees) at a subsidiary of Nomura Holdings, Inc. In addition, a Director and a Statutory Auditor among officers of the Company are ex-officers of Nomura Holdings, Inc. and its subsidiaries. Such officers are appointed by the Company as human resources having wide-ranging knowledge and experiences in business fields demanded by the Company.

4. Items Concerning Transactions with the Parent Companies

Please refer to the "Transactions between Related Parties" of "Financial Statements for Fiscal Year ended March 2008", published on April 24, 2008.

[Contact]

Mr. Ueoka
Investor Relations Office
Tel: 03-6660-8390
E-mail: ir@nri.co.jp

BRIEF DESCRIPTION OF JAPANESE LANGUAGE DOCUMENTS

Report of Change in Substantial Shareholding

Report of Change in Substantial Shareholding concerning change in shareholding ratio of the Company with respect to its own shares has been submitted to the Director of the Kanto Local Finance Bureau through EDINET (Electronic Disclosure for Investors' Network) on June 9, 2008. A report of change in substantial shareholding is required under the Financial Instruments and Exchange Law to be filed with the relevant Local Finance Bureau in connection with any change in substantial shareholding by a Japanese company. Such report is available for public inspection through EDINET and at the Tokyo Stock Exchange, Inc. for a certain period.

Report on State of Purchase of Own Shares

Report on State of Purchase of Own Shares prepared in accordance with paragraph 1 of Article 24-6 of the Financial Instruments and Exchange Law has been submitted to the Director of the Kanto Local Finance Bureau through EDINET on June 13, 2008. Such report is available for public inspection through EDINET and at the Tokyo Stock Exchange, Inc. and the Kiba and Osaka offices of the Company for a certain period.

Extraordinary Report

An Extraordinary Report dated June 23, 2008 regarding the issuance of stock acquisition rights as stock options, prepared in accordance with paragraph 4 of Article 24-5 of the Financial Instruments and Exchange Law and paragraph 2-2-2 of Article 19 of the Ministerial Ordinance Concerning Disclosure of Corporate Information, Etc. has been submitted to the Director of the Kanto Local Finance Bureau through EDINET. The extraordinary report is available for public inspection through EDINET and at the Tokyo Stock Exchange, Inc. and the Kiba and Osaka offices of the Company for a certain period.

Annual Securities Report

The Annual Securities Report for the 43rd fiscal year (from April 1, 2007 through March 31, 2008) prepared in accordance with paragraph 1 of Article 24 of the Financial Instruments and

Exchange Law has been submitted to the Director of the Kanto Local Finance Bureau through EDINET on June 23, 2008 and sets for the following information:

PART TWO INFORMATION ON THE GUARANTOR, ETC. (not applicable)

Audit Reports

The annual securities report is available for public inspection through EDINET and at the Tokyo Stock Exchange, Inc. and the Kiba and Osaka offices of the Company for a certain period.

[Translation] RECEIVED

2008 JUL -7 P 1:27

June 20, 2008

To whom it may concern

Nomura Research Institute, Ltd.
Akihisa Fujinuma
Chairman and President, CEO & COO
(TSE First Section Ticker Code No. 4307)

Notice Concerning Allocation of Stock Options (Stock Acquisition Rights)

Notice is hereby provided that the Board of Directors of the Company, at its meeting held today, resolved the issuance of stock acquisition rights as stock options, the details of which is as described below.

Contents

1. Reasons for Allocation of Stock Acquisition Rights as Stock Options

In order to strengthen the motivation and morale to improve business results as well as to promote the positions of talented personnel, stock acquisition rights as stock options will be allocated to the Directors, Executive Officers and Employees (treated as officers) of the Company as well as the Directors of the Company's subsidiaries.

The details of the stock options are "Nomura Research Institute, Ltd. Stock Acquisition Rights - 10th Series (in which the amount to be paid upon exercise of stock acquisition rights is based on the market price)" and "Nomura Research Institute, Ltd. Stock Acquisition Rights - 11th Series (in which the amount to be paid upon exercise of stock acquisition rights is set at one yen per share)" as described below.

2. Details of Nomura Research Institute, Ltd. Stock Acquisition Rights - 10th Series (in which the amount to be paid upon exercise of stock acquisition rights is based on the market price)

(1) Option Holders of Allocation of Stock Acquisition Rights, their Number and Number of Stock Acquisition Rights to be Allocated

4,175 stock acquisition rights will be allocated to 9 Directors of the Company, 27 Executive Officers of the Company, and 6 Directors of the Company's subsidiaries.

In the event that the number of persons applied for subscription or the number of stock acquisition rights do not reach the above mentioned number, then the number of persons applied for subscription and the number of stock acquisition rights thereof shall be the number of stock acquisition rights to be allocated and the number of persons to receive allocations.

(2) Type and Number of Shares Subject to Stock Acquisition Rights

The number of shares to be issued upon exercise of one stock acquisition right (hereinafter the "Number of Subject Shares") shall be 100 shares of common stock of the Company.

Provided, however, that in the event that the Company undertakes a stock split or a reverse stock split of its shares of common stock, the Number of Subject Shares will be adjusted in accordance with the following formula and any fractions less than one share resulting from such adjustment will be disregarded.

$$\text{Number of Subject Shares After Adjustment} = \text{Number of Subject Shares Before Adjustment} \times \text{the Split (or Reverse Split) Ratio}$$

In addition to the above, in the event that the Company undertakes a gratis issue of shares or stock acquisition rights or otherwise, where an adjustment of the Number of Subject Shares shall be required, the Company shall undertake such adjustment as it deems necessary.

(3) Total Number of Stock Acquisition Rights

4,175.

The total number mentioned above is the number of shares expected to be allocated, and in the event that the total number of stock acquisition rights is reduced, such as there being no application for subscription thereof, then the total number of stock acquisition rights to be allocated shall be the total number of stock acquisition rights to be issued.

(4) Amount to be Paid for Stock Acquisition Rights

No money is required to be paid in exchange for the stock acquisition rights, and it will not be a specifically favorable condition to persons who will receive allocations.

(5) Amount of Assets to be Invested upon Exercise of Stock Acquisition Rights or Method of Calculation Thereof

Investment upon exercise of stock acquisition rights shall be made in cash, and such amount shall be the amount obtained by multiplying the amount to be paid per share (hereinafter the "Exercise Price") by the Number of Subject Shares.

The Exercise Price will be the higher of either the average of the closing prices of the common stock of the Company on the Tokyo Stock Exchange (regular way) on each day (but excluding days on which there was no closing price) of the month immediately preceding the month in which the stock acquisition rights were allotted (hereinafter the "Allocation Date"), multiplied by 1.05, with fractions of one yen rounded upward; or the closing price on the Allocation Date (if there is no closing price on said day, then the closing price on the nearest preceding day).

In the event that the Company undertakes a stock split or a reverse stock split of its shares of common stock, the Exercise Price will be adjusted in accordance with the following formula and any amounts less than one yen resulting from such adjustment will be rounded upward.

$$\text{Exercise Price After Adjustment} = \text{Exercise Price Before Adjustment} \times \frac{1}{\text{the Split (or Reverse Split) Ratio}}$$

In the event that the Company offers its shares of common stock which it issues or its own shares of common stock which it disposes to any subscriber at a favorable amount paid per share, the Exercise Price shall be adjusted in accordance with the following formula and any amounts less than one yen resulting from such adjustment will be rounded upward.

$$\text{Exercise Price After Adjustment} = \text{Exercise Price Before Adjustment} \times \frac{\text{Number of Issued Shares} + \dfrac{\text{Number of Newly-issued Shares} \times \text{Amount paid per share}}{\text{Market price per share}}}{\text{Number of Issued Shares} + \text{Number of Newly-issued Shares}}$$

In the above formula, the "Number of Issued Shares" means the total number of shares of common stock of the Company already issued excluding those held by the Company and, in case of disposal of treasury stock, "Number of Newly-issued Shares" shall be read as "Number of Treasury Stock Disposed".

In addition to the above, in the event that the Company undertakes a gratis issue of shares or stock acquisition rights or otherwise, where an adjustment of the Exercise Price shall be required, the Company shall undertake such adjustment as it deems necessary.

(6) Period for Exercise of Stock Acquisition Rights

From July 1, 2011 to June 30, 2015

(7) Terms and Conditions of Exercise of Stock Acquisition Rights

(a) Persons who received allocation of stock acquisition rights (hereinafter the "Option Holder") must, at the time of the exercise of stock acquisition rights, be Directors, Corporate Vice Presidents, Auditors, Executive Officers, Executive Fellows, Senior Advisor, Counsel, Chief Counselor, Participant

(or any other equivalent positions thereto) or Employees of the Company or its subsidiaries (hereinafter collectively the "Prerequisite Position").

(b) Notwithstanding (a) above, in the event that the Option Holder loses its Prerequisite Position, the Option Holder may exercise its stock acquisition rights only for the period of one year from the date on which the Option holder lost its Prerequisite Position or the commencement date of the period for exercise of stock acquisition rights set forth in (6) above (hereinafter the "Exercise Period"), whichever is later, but not after the expiration of the Exercise Period.

(c) In the event of death of an Option Holder, if the Option Holder had satisfied the condition set forth in (a) above or if the Option Holder had been able to exercise its stock acquisition rights pursuant to (b) above immediately prior to its death, its legal successor will succeed to the stock acquisition rights and be entitled to exercise such stock acquisition rights (such person shall hereinafter be referred to as the "Successor"); provided, however, that the Successor may exercise such stock acquisition rights (in case of (a)) for the period of one year from the date on which the Option holder passed away or the commencement date of the Exercise Period, whichever is later, but not after the expiration of the Exercise Period, or (in case of (b)) for the same period as for which the Option Holder had been able to exercise its stock acquisition rights pursuant to (b) above.

(d) In the event of death of a Successor, such Successor's legal successor may not exercise the stock acquisition rights.

(e) No stock acquisition rights may be exercised until the closing prices of the shares of common stock of the Company on the Tokyo Stock Exchange (regular way) are equal to or exceed the Exercise Price at that time, multiplied by 1.1, with fractions of one hundred yen rounded upward, for five consecutive trading days (but excluding days on which there was no closing price) from the Allocation Date to the exercise date of stock acquisition rights.

(f) The stock acquisition rights may not be exercised in more than three installments.

(8) Amount of Increase in Capital and Capital Reserve in the Event of Issuance of Shares upon Exercise of Stock Acquisition Rights

(a) The amount of increase in capital in the event of issuance of shares upon exercise of stock acquisition rights shall be one-half of the maximum amount of increase in capital calculated pursuant to Article 40, paragraph 1 of the Regulations on Corporate Accounts, with any fraction less than one yen being rounded up to the nearest yen.

(b) The amount of increase in capital reserve in the event of issuance of shares upon exercise of stock acquisition rights shall be the amount obtained by deducting the amount of increase in capital set forth in (a) above from the maximum amount of increase in capital set forth in (a) above.

(9) Matters Concerning Acquisition of Stock Acquisition Rights

(a) In the event that the Board of Directors of the Company resolves to convene the General Meeting of Shareholders for resolution of the matters set forth in (i) through (v) below (if a resolution at the General Meeting of Shareholders is not required, in the event that the Board of Directors resolves such matters), or in the event that convocation of such General Meeting of Shareholders is requested by a shareholder, when the Board of Directors of the Company determines the date of acquisition, the Company will be entitled to acquire the stock acquisition rights for no consideration on such date.

(i) proposal for merger agreements in which the Company becomes the extinct company;

(ii) proposal for agreement or plan on a corporate split (*kyushu bunkatsu* or *shinsetsu bunkatsu*) in which the Company becomes the split company;

(iii) proposal for agreement or plan on a share exchange or a share transfer pursuant to which the Company becomes a wholly-owned subsidiary of another company;

(iv) proposal for an amendment to the Articles of Incorporation, providing that an approval by the Company will be necessary for acquisition of shares by transfer in respect of all shares to be issued by the Company; or

(v) proposal for an amendment to the Articles of Incorporation, providing that an approval by the Company will be necessary for acquisition of shares by transfer or that the Company may acquire class of shares in whole by a resolution of the General Meeting of Shareholders in respect of shares to be issued upon exercise of stock acquisition rights.

(b) In the event that a holder of stock acquisition rights becomes unable to exercise the stock acquisition rights as set forth in (7) above, when the Board of Directors of the Company determines the date of acquisition, the Company will be entitled to acquire the relevant stock acquisition rights without consideration on such date.

(c) In the event that an Option Holder loses its Prerequisite Position, when the Board of Directors of the Company determines the date of acquisition, the Company will be entitled to acquire the stock acquisition rights without consideration on such date.

(d) In the event that a holder of stock acquisition rights waives all or part of the stock acquisition rights, the Company will be entitled to acquire the relevant stock acquisition rights without consideration on such date.

(e) In addition to the foregoing items, when the Board of Directors of the Company determines the date of acquisition, the Company will be entitled to acquire the stock acquisition rights without consideration on such date.

(10) Transfer Restriction of Stock Acquisition Rights

Any acquisition of stock acquisition rights by transfer requires the approval of the Board of Directors of the Company.

(11) Handling of Stock Acquisition Rights in Corporate Reorganization

In the event of a merger (limited to the case in which the Company becomes extinct), a corporate split (*kyushu bunkatsu* or *shinsetsu bunkatsu*), a share exchange or a share transfer of the Company (hereinafter collectively the "Corporate Reorganization Event"), stock acquisition rights of a company surviving after a merger, a company to be established upon merger, a company which succeeds all or part of the rights and obligations that a company subject to corporate split (*kyushu bunkatsu*) owes in respect of its business, a company to be established upon a corporate split (*shinsetsu bunkatsu*), a company to acquire all of the issued shares of a company making a share exchange or a company to be established by a share transfer (hereinafter collectively the "Reorganizing Companies") shall be delivered to each holder of the stock acquisition rights outstanding at the time the Corporate Reorganization Event becomes effective (hereinafter the "Outstanding Stock Acquisition Rights") in accordance with the conditions set forth below. In such event, the Outstanding Stock Acquisition Rights shall become null and void, and the Reorganizing Companies shall deliver new stock acquisition rights, only if and when the delivery of stock acquisition rights of the Reorganizing Companies is stipulated in the relevant merger agreement, consolidation agreement, agreement of corporate split, plan for corporate split, share exchange agreement or share transfer plan in line with the following conditions.

(a) Number of stock acquisition rights of the Reorganizing Companies to be delivered:

The number of stock acquisition rights of the Reorganizing Companies shall be the same as that of Outstanding Stock Acquisition Rights.

(b) Type of shares of Reorganizing Companies to be issued upon exercise of stock acquisition rights:

Shares of common stock of the Reorganizing Companies.

(c) Number of shares of Reorganizing Companies to be issued upon exercise of stock acquisition rights:

The number of shares of Reorganizing Companies to be issued upon exercise of one stock acquisition right shall be determined pursuant to (2) above, taking into account the conditions of the Corporate Reorganization Event.

(d) Amount of assets to be invested upon exercise of stock acquisition rights or method of calculation thereof:

Investment upon exercise of stock acquisition rights shall be made in cash, and such amount shall be the amount obtained by multiplying the amount determined pursuant to the Exercise Price in (5) above, taking into account the conditions of the Corporate Reorganization Event, by the number of shares of Reorganizing Companies to be issued upon exercise of stock acquisition right determined in accordance with (c) above.

(e) Period for exercise of stock acquisition rights:

From the later of either the commencement date of the Exercise Period or the effective date of the Corporate Reorganization Event, up to the expiration of the Exercise Period.

(f) Matters concerning increase in capital and capital reserve in the event of issuance of shares upon exercise of stock acquisition rights:

To be determined pursuant to (8) above.

(g) Restriction on acquisition of stock acquisition rights by transfer:

Any transfer of stock acquisition rights requires the approval of the Reorganizing Companies.

(h) Terms and conditions of exercise of stock acquisition rights:

To be determined pursuant to (7) above.

(i) Acquisition clause for stock acquisition rights:

To be determined pursuant to (9) above.

(j) Arrangement for fractions of less than one share resulting from exercise of stock acquisition rights:

Fractions of less than one share of the shares to be delivered to holders of stock acquisition rights who exercised such stock acquisition rights shall be disregarded.

(12) Allocation Date of Stock Acquisition Rights

July 8, 2008

(13) Handling in the Event of Issuance of Stock Acquisition Right Certificates

No Stock Acquisition Right Certificate shall be issued.

(14) Arrangement for Fractions of Less than One Share Resulting from Exercise of Stock Acquisition Rights

Fractions of less than one share of the shares to be delivered to holders of stock acquisition rights who exercised such stock acquisition rights shall be disregarded.

(15) Others

Other matters shall be determined by a resolution of the Board of Directors of the Company.

3. Details of Nomura Research Institute, Ltd. Stock Acquisition Rights - 11th Series (in which the amount to be paid upon exercise of stock acquisition rights is set at one yen per share)

(1) Option Holders of Allocation of Stock Acquisition Rights, their Number and Number of Stock Acquisition Rights to be Allocated

955 stock acquisition rights will be allocated to 9 Directors of the Company, 30 Executive Officers and Employees (treated as officers) of the Company, and 6 Directors of the Company's subsidiaries.

In the event that the number of persons applied for subscription or the number of stock acquisition rights do not reach the above mentioned number, then the number of persons applied for subscription and the number of stock acquisition rights thereof shall be the total number of stock acquisition rights to be allocated and the number of persons to receive allocations.

(2) Type and Number of Shares Subject to Stock Acquisition Rights

The number of shares to be issued upon exercise of one stock acquisition right (hereinafter the "Number of Subject Shares") shall be 100 shares of common stock of the Company.

Provided, however, that in the event that the Company undertakes a stock split or a reverse stock split of the shares of common stock, the Number of Subject Shares will be adjusted in accordance with the following formula and any fractions less than one share resulting from such adjustment will be disregarded.

$$\text{Number of Subject Shares After Adjustment} = \text{Number of Subject Shares Before Adjustment} \times \text{the Split (or Reverse Split) Ratio}$$

In addition to the above, in the event that the Company undertakes a gratis issue of shares or stock acquisition rights or otherwise, where an adjustment of the Number of Subject Shares shall be required, the Company shall undertake such adjustment as it deems necessary.

(3) Total Number of Stock Acquisition Rights

955.

The total number mentioned above is the number of shares expected to be allocated, and in the event that the total number of stock acquisition rights is reduced, such as there being no application for subscription thereof, then the total number of stock acquisition rights to be allocated shall be the total number of stock acquisition rights.

(4) Amount to be Paid for Stock Acquisition Rights

No money is required to be paid in exchange for the stock acquisition rights, and it will not be a specifically favorable condition to persons who will receive allocations.

(5) Amount of Assets to be Invested upon Exercise of Stock Acquisition Rights or Method of Calculation Thereof

Investment upon exercise of stock acquisition rights shall be made in cash, and such amount shall be the amount obtained by multiplying the amount to be paid per share, which is set at one yen, by the Number of Subject Shares.

(6) Period for Exercise of Stock Acquisition Rights

From July 1, 2009 to June 30, 2010

(7) Terms and Conditions of Exercise of Stock Acquisition Rights

(a) Persons who received allocation of stock acquisition rights (hereinafter the "Option Holder") must, at the time of the exercise of stock acquisition rights, be Directors, Corporate Vice Presidents, Auditors, Executive Officers, Executive Fellows, Senior Advisor, Counsel, Chief Counselor, Participant (or any other equivalent positions thereto) or Employees of the Company or its subsidiaries (hereinafter collectively the "Prerequisite Position").

(b) Notwithstanding (a) above, in the event that the Option Holder loses its Prerequisite Position, the Option Holder may exercise its stock acquisition

rights only for the period of one year from the date on which the Option holder lost its Prerequisite Position or the commencement date of the period for exercise of stock acquisition rights set forth in (6) above (hereinafter the "Exercise Period"), whichever is later, but not after the expiration of the Exercise Period.

(c) In the event of death of an Option Holder, if the Option Holder had satisfied the condition set forth in (a) above or if the Option Holder had been able to exercise its stock acquisition rights pursuant to (b) above immediately prior to its death, its legal successor will succeed to the stock acquisition rights and be entitled to exercise such stock acquisition rights (such person shall hereinafter be referred to as the "Successor"); provided, however, that the Successor may exercise such stock acquisition rights (in case of (a)) for the period of one year from the date on which the Option holder passed away or the commencement date of the Exercise Period, whichever is later, but not after the expiration of the Exercise Period, or (in case of (b)) for the same period as for which the Option Holder had been able to exercise its stock acquisition rights pursuant to (b) above.

(d) In the event of death of a Successor, such Successor's legal successor may not exercise the stock acquisition rights.

(e) The stock acquisition rights may be exercised only once.

(8) Amount of Increase in Capital and Capital Reserve in the Event of Issuance of Shares upon Exercise of Stock Acquisition Rights

(a) The amount of increase in capital in the event of issuance of shares upon exercise of stock acquisition rights shall be one-half of the maximum amount of increase in capital calculated pursuant to Article 40, paragraph 1 of the Regulations on Corporate Accounts, with any fraction less than one yen being rounded up to the nearest yen.

(b) The amount of increase in capital reserve in the event of issuance of shares upon exercise of stock acquisition rights shall be the amount obtained by

deducting the amount of increase in capital set forth in (a) above from the maximum amount of increase in capital set forth in (a) above.

(9) Matters Concerning Acquisition for Stock Acquisition Rights

(a) In the event that the Board of Directors of the Company resolves to convene the General Meeting of Shareholders for resolution of the matters set forth in (i) through (v) below, or in the event that convocation of such General Meeting of Shareholders is requested by a shareholder (if a resolution at the General Meeting of Shareholders is not required, in the event that the Board of Directors resolves such matters), when the Board of Directors of the Company determines the date of acquisition, the Company will be entitled to acquire the stock acquisition rights for no consideration on such date.

(i) proposal for merger agreements in which the Company becomes the extinct company;

(ii) proposal for agreement or plan on a corporate split (*kyushu bunkatsu* or *shinsetsu bunkatsu*) in which the Company becomes the split company;

(iii) proposal for agreement or plan on a share exchange or a share transfer pursuant to which the Company becomes a wholly-owned subsidiary of another company;

(iv) proposal for an amendment to the Articles of Incorporation, providing that an approval by the Company will be necessary for acquisition of shares by transfer in respect of all shares to be issued by the Company; or

(v) proposal for an amendment to the Articles of Incorporation, providing that an approval by the Company will be necessary for acquisition of shares by transfer or that the Company may acquire class of shares in whole by a resolution of the General Meeting of Shareholders in respect of shares to be issued upon exercise of stock acquisition rights.

(b) In the event that a holder of stock acquisition rights becomes unable to exercise the stock acquisition rights as set forth in (7) above, when the Board of Directors of the Company determines the date of acquisition, the Company will be entitled to acquire the relevant stock acquisition rights without consideration on such date.

(c) In the event that an Option Holder loses its Prerequisite Position, when the Board of Directors of the Company determines the date of acquisition, the Company will be entitled to acquire the stock acquisition rights without consideration on such date.

(d) In the event that a holder of stock acquisition rights waives all or part of the stock acquisition rights, when the Board of Directors of the Company determines the date of acquisition, the Company will be entitled to acquire the relevant stock acquisition rights without consideration on such date.

(e) In addition to the foregoing items, when the Board of Directors of the Company determines the date of acquisition, the Company will be entitled to acquire the stock acquisition rights without consideration on such date.

(10) Transfer Restriction of Stock Acquisition Rights

Any acquisition of stock acquisition rights by transfer requires the approval of the Board of Directors of the Company.

(11) Handling of Stock Acquisition Rights in Corporate Reorganization

In the event of a merger (limited to the case in which the Company becomes extinct), a corporate split (*kyushu bunkatsu* or *shinsetsu bunkatsu*), a share exchange or a share transfer of the Company (hereinafter collectively the "Corporate Reorganization Event"), stock acquisition rights of a company surviving after a merger, a company to be established upon merger, a company which succeeds all or part of the rights and obligations that a company subject to corporate split (*kyushu bunkatsu*) owes in respect of its business, a company to be established upon a corporate split (*shinsetsu bunkatsu*), a company to acquire all of the issued shares of a company making a share exchange or a company to be established by a share

transfer (hereinafter collectively the "Reorganizing Companies") shall be delivered to each holder of the stock acquisition rights outstanding at the time the Corporate Reorganization Event becomes effective (hereinafter the "Outstanding Stock Acquisition Rights") in accordance with the conditions set forth below. In such event, the Outstanding Stock Acquisition Rights shall become null and void, and the Reorganizing Companies shall deliver new stock acquisition rights, only if and when the delivery of stock acquisition rights of the Reorganizing Companies is stipulated in the relevant merger agreement, consolidation agreement, agreement of corporate split, plan for corporate split, share exchange agreement or share transfer plan in line with the following conditions.

(a) Number of stock acquisition rights of the Reorganizing Companies to be delivered:

The number of stock acquisition rights of the Reorganizing Companies shall be the same as that of Outstanding Stock Acquisition Rights.

(b) Type of shares of Reorganizing Companies to be issued upon exercise of stock acquisition rights:

Shares of common stock of the Reorganizing Companies.

(c) Number of shares of Reorganizing Companies to be issued upon exercise of stock acquisition rights:

The number of shares of Reorganizing Companies to be issued upon exercise of one stock acquisition right shall be determined pursuant to (2) above, taking into account the conditions of the Corporate Reorganization Event.

(d) Amount of assets to be invested upon exercise of stock acquisition rights or method of calculation thereof:

Investment upon exercise of stock acquisition rights shall be made in cash, and such amount shall be the amount obtained by multiplying the amount to be paid upon exercise of stock acquisition rights, which is set at one yen per share, by the number of shares of Reorganizing Companies to be issued

upon exercise of stock acquisition right determined in accordance with (c) above.

(e) Period for exercise of stock acquisition rights:

From the later of either the commencement date of the Exercise Period or the effective date of the Corporate Reorganization Event, up to the expiration of the Exercise Period.

(f) Matters concerning increase in capital and capital reserve in the event of issuance of shares upon exercise of stock acquisition rights:

To be determined pursuant to (8) above.

(g) Restriction on acquisition of stock acquisition rights by transfer:

Any transfer of stock acquisition rights requires the approval of the Reorganizing Companies.

(h) Terms and conditions of exercise of stock acquisition rights:

To be determined pursuant to (7) above.

(i) Acquisition clause for stock acquisition rights:

To be determined pursuant to (9) above.

(j) Arrangement for fractions of less than one share resulting from exercise of stock acquisition rights:

Fractions of less than one share of the shares to be delivered to holders of stock acquisition rights who exercised such stock acquisition rights shall be disregarded.

(12) Allocation Date of Stock Acquisition Rights

July 8, 2008

(13) Handling in the Event of Issuance of Stock Acquisition Right Certificates

No Stock Acquisition Right Certificate shall be issued.

(14) Arrangement for Fractions of Less than One Share Resulting from Exercise of Stock Acquisition Rights

Fractions of less than one share of the shares to be delivered to holders of stock acquisition rights who exercised such stock acquisition rights shall be disregarded.

(15) Others

Other matters shall be determined by a resolution of the Board of Directors of the Company.

[Contact]

Mr. Ueoka
Investor Relations Office
Tel: 03-6660-8390
E-mail: ir@nri.co.jp

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